For period ending (a) June 30, 1999
File Number (c) 811-5123



                          SUB-ITEM 77J


     Reclassification of Capital Accounts:   The
     Fund accounts for and reports distributions
     to  shareholders  in  accordance  with  the
     American  Institute  of  Certifies   Public
     Accountants'  Statement of  Position  93-2:
     Determination,  Disclosure,  and  Financial
     Statement  Presentation of Income,  Capital
     Gain,  and  Return of Capital Distributions
     by  Investment  Companies.  The  effect  of
     applying  this  statement was  to  decrease
     both  undistributed net  investment  income
     and  decrease accumulated net realized loss
     on  investments  by  $1,074,692.  This  was
     primarily   the  result  of   net   foreign
     currency  losses for the six  months  ended
     June 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.